Exhibit 99.3

3 November 2020

ABCAM PLC

(“Abcam” or “the Company”)

Consultation on 2020 LTIP Awards

Cambridge, UK: Abcam plc (AIM: ABC) (Nasdaq: ABCM), a global leader in the supply of life science research tools, announces that, following consultation with shareholders on the Group’s overall LTIP structure and performance framework, including proposed changes for this year’s awards, it has determined to retain the existing LTIP metrics and targets contained in Abcam’s current Remuneration Policy, as approved by shareholders in 2018.

Furthermore, Abcam intends to continue consulting with shareholders in the coming months in relation to its proposals for a new Remuneration Policy which will then be put forward to shareholders for approval.

For further information, please contact:

Abcam	+ 44 (0) 1223 696 000
Marc Perkins, Company Secretary

James Staveley, Vice President, Investor Relations

Numis - Nominated Advisor & Joint Corporate Broker	+ 44 (0) 20 7260 1000
Garry Levin / Duncan Monteith / Huw Jeremy

About Abcam plc

As an innovator in reagents and tools, Abcam’s purpose is to serve life science researchers globally to achieve their mission, faster. Providing the research and clinical communities with tools and scientific support, the Company offers highly validated biological binders and assays to address important targets in critical biological pathways.

Already a pioneer in data sharing and ecommerce in the life sciences, Abcam’s ambition is to be the most influential company in life sciences by helping advance global understanding of biology and causes of disease, which, in turn, will drive new treatments and improved health.

In the fiscal year ended 30 June 2020, Abcam’s worldwide customer base consisted of approximately 750,000 life science researchers. By actively listening to and collaborating with these researchers, the Company continuously advances its portfolio to address their needs. A transparent programme of customer reviews and datasheets, combined with an industry-leading validation initiative, gives researchers increased confidence in their results.

Founded in 1998 and headquartered in Cambridge, UK, the Company has served customers in to more than 130 countries. Abcam’s ordinary shares were admitted to trading on AIM in 2005 (AIM: ABC) and its American Depositary Shares began trading on the Nasdaq Global Market in October 2020 (Nasdaq: ABCM).

Please visit www.abcam.com or www.abcamplc.com to find out more.